Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    December    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


PINE VALLEY MINING CORPORATION ACQUISITION UPDATE - AMENDED TERMS

VANCOUVER, BRITISH COLUMBIA, December 5, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") along with its wholly owned subsidiary, Falls Mountain Coal Inc. ("Falls Mountain"), have reached an understanding with Mitsui Matsushima Canada Limited ("Mitsui") on revised terms for the purchase of Mitsui's 33.33% interest in the Willow Creek Joint Venture.

Under the Sale & Purchase Agreement dated March 10, 2003 (see the Company's press release of March 10, 2003), Falls Mountain was to elect whether to complete the purchase of Mitsui's 33.33% interest in the Willow Creek Joint Venture by December 3, 2003. This election date was subsequently extended until today. The parties have today executed a memorandum of understanding to amend the terms of the purchase and have further amended the original election date until January 6, 2004. The parties are now working to conclude formal documentation on the amended terms.

Key proposed amendments to the terms, subject to final documentation and regulatory approvals, are as follows:

1) Purchase Price to remain C$6.0 million but with payment spread over a period of time;
2) Falls Mountain to make a deposit of C$0.5 million ("Deposit") by December 12 2003. Failure to complete the acquisition by January 6, 2003 will result in the $0.5 million being paid to Mitsui as the break fee required in the Sale & Purchase Agreement dated March 10, 2003;
3) Completion of the purchase will occur upon payment by Falls Mountain of a further C$1.5 million ("Completion Payment") which must take place on or before January 6, 2004;
4) Upon completion of the purchase, Falls Mountain will have an outstanding debt obligation to Mitsui of C$4.0 million. Interest will be payable quarterly in arrears on normal commercial terms. The debt obligation will be backed by security over Pine Valley's assets;
5) Falls Mountain will be required to make the C$4.0 million principal repayments according to the following schedule:
    i) C$ 200,000 by June 30, 2004;
   ii) C$ 300,000 by September 30, 2004;
  iii) C$1,500,000 by December 31,2004
   iv) C$1,000,000 by March 31, 2005; and
    v) C$1,000,000 by June 30, 2005.

It is anticipated that the initial deposit will be funded by a loan from the Company's major shareholder, Mark Smith, on normal commercial terms.

The Company would expect to fund the loan obligation to Mark Smith and the Completion Payment through a private placement. Efforts to arrange this private placement are underway.

A revised capital budget for construction of the Willow Creek Coal Project ("Project") is nearing completion and the Company hopes to release the results of this review shortly. Efforts to raise sufficient funds to bring the Project into production are ongoing. Several alternatives are being pursued and the Company would hope to finalize first stage funding for limited production in the next 2-3 months.








PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
President and Chief Executive Officer
###
Contacts:
Richard Palmer                        Mark Fields
President & CEO                       Executive Vice President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742      Vancouver, British Columbia, Canada
Sydney, Australia                     markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    December 5, 2003                " Richard Palmer "
                                      President and Chief Executive Officer